Exhibit 99.1

 INVESTORpresentation  February 2021  Ofer Haviv, President & CEO

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For example, Evogene is using forward-looking statements in this presentation when it discusses its near-term value drivers, including statements to the effect that it will reach commercialization, regulatory approval or enter into collaboration agreements; its milestones for each of 2021 and 2022; its belief that its diverse portfolio mitigates the risk associated with each individual opportunity within its portfolio and in its product pipeline; and its estimated cash usage for its year ending December 31, 2020.  For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA and other securities laws. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom, the extent of Evogene continuing to maintain its holdings in its subsidiary companies, whether Evogene is able to comply with regulatory requirements, the degree of Evogene’s success at adapting to the continuous technological changes in its industries, and those factors and risks described in greater detail in Evogene’s Annual Report on Form 20-F and in other reports it files and furnishes with the U.S. Securities and Exchange Commission (the ”SEC”) and the Israel Securities Authority from time to time. In addition, Evogene relies, and expects to continue to rely, on third parties to conduct certain activities, such as its field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene may experience significant delays in the conduct of its activities. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.    2

 Agenda  IntroductionFields of activitySummary  3  Annex I - TechnologyAnnex II - Financial Fundamentals

 Our Vision  4  DECODING BIOLOGY  Revolutionizing life-science product discovery & development, utilizing cutting edge computational biology technologies.

 Ag-chemicalsIndustry  Life-science product discovery & development challenges  High cost, long time-to-market and low probability of success  5  Pharmaceutical Industry  Discovery anddevelopment costsof a new cropprotection product  Time to developa new cropprotection product    1995  2000  2005-8  2010-15  Number of years between the firstsynthesis and first sale of product  8.3  9.1  9.8  11.3  CDER’S* annual noveldrug approvals:2010-2019  Worldwide totalpharmaceutical R&Dspend in 2010-2024  Source: Phillips McDougall, 2016  Source: Phillips McDougall, 2016  Source: U.S. Food and Drug Administration  Source: Evaluate Pharma May 2019  *Center for Drug Evaluation and Research

 The opportunity  Utilize comprehensive and integrated computational biology to substantially increase the probability of success, while reducing the time and cost of life-science product discovery & development.  6  HUMAN HEALTH  Agriculture  Other Industries

 When biology meetsdisruptive technologies;introducing–   platform  7  BIG DATA  BIOLOGY  AI  Incorporating deep scientific understandings together with big data and advanced artificial intelligence technologies (AI), seeking to successfully discover & develop novel life-science based products.    – Computational Predictive Biology  Developed over two decades at an investment of tens of millions of dollars and validated through collaborations with industrial leaders & internal results

 Tailor-made Engines for product discovery & development   The CPB platform enhances product discovery and development through dedicated Engines for products based on three core components:MicrobesSmall molecules Genetic elements   8      MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

 Tailor-made Engines for product development   9   DiscoveryComputational selection of the most promising candidates to initiate the product development process.   DevelopmentComputational driven solution addressingoptimization development challenges for the selected candidates, without impairing its ability to address other product attributes, supporting the way to successful commercialization.  BIOLOGY  BIG DATA  AI  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

   A first version of our artificial intelligence-driven platform was successfully designed for hundreds of unique gRNAs for 5 different genomes, applicable in pharma, agriculture and aquaculture   10  “G O-Genome AI”         Unique cross genomes database   - Genome-editing capabilities

 11  Business Model  1  Product development through collaborationsJoint development with leading companies for defined products utilizing Evogene’s unique solution. Later-stage development and commercialization of the product will likely be done by the partner.   Potential revenue for EvogeneLicensing and research paymentsMilestone paymentsRevenue sharing  GMO seed traits for yield and abiotic stress for wheat  GMO seed traits for yield and abiotic stress for cornGMO seed traits for ASR resistance for soybean   GMO seed traits for nematode resistance   Main Business Model Until 2014:  GMO seed traits for yield and abiotic stress for corn and soybeanGMO (2013) and genome editing (2019) seed traits for fusarium resistance

 Product development through subsidiariesEstablish independent entities focusing on a defined commercial field with an exclusive license to use Evogene’s unique solutions for product development. The subsidiary may develop and commercialize products independently or through strategic collaborations. Potential revenue for EvogeneLicensing and research paymentsConsolidated revenuesDividends (subject to profits generated by subsidiary)  12  Business Model  2  Microbiome based therapeutics  Medical cannabis  Ag-solutions for castor  Ag-chemicals  Ag-biologicals  Main Business Model from 2015:

 Agenda  IntroductionFields of activitySummary  13  Annex I - TechnologyAnnex II - Financial Fundamentals

 OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    14  Potential fields of activity

 15  Current life-science based products under development  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH        Ag-Biologicals  MicrobiomebasedTherapeutics  MICROBES      Ag-Chemicals  Drugs based on small molecules  SMALL MOLECULES    Ag-solutionsfor castoroil production  Seed Traits  MedicalCannabis  GENETIC ELEMENTS

 Development & commercialization through subsidiaries and collaborations  16  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS              Seed Traits [division]  *  * non-exclusive license

   Evogene group      *Evogene holdings in its applicable subsidiaries  Other Industries  100%*  Castor Oil ProductionCastor seeds &growth protocol  HumanHealth  Microbiome basedTherapeuticsImmuno-oncologyGI- gastrointestinal- related disordersMDRO – multi-drug resistant organisms  Medical CannabisStable high yield of specific compoundsStable high yield oftotal compounds  90%*  100%*  Seed TraitsYield improvement and drought tolerancePlant diseaseInsect control  Agriculture  Ag ChemicalsHerbicidesInsecticidesFungicides  Ag BiologicalsBio-StimulantsBio-Pesticides  98%*  72%*  Internal division of Evogene   17

     18  Immuno-oncology program:Combination therapy for cancer with checkpoint inhibitorsPre-clinical stageAddressable market size expected by 2026* – $243BGI related disorders:Inflammatory Bowel Disorder (IBD) – pre-clinical stageIrritable Bowel Syndrome (IBS) – discovery stageAddressable market size expected by 2026: Inflammatory Bowel Disorder - $22.4B**, Irritable Bowel Syndrome*** - $3.3BMDRO:Multi Drug Resistant Organisms (antimicrobial resistance)Clostridium Difficile Infection (CDI) – discovery stageMethicillin-resistant Staphylococcus aureus (MRSA)– discovery stageAddressable market size expected by 2026: CDI**** - $1.7B, MRSA***** – $3.9B  Mission:Discovery and development of novel therapies for microbiome-related human disorders using computational biology.  2020Extend pre-clinical study in immuno-oncology program.Initiate scale-up and first GMP production of drug candidates in immuno-oncology program.2021Proof of concept, first in man study, in the immuno-oncology program.Extend pre-clinical study in IBD program.  Product Pipeline:  | Human Microbiome  * www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html** www.prnewswire.com/news-releases/the-global-inflammatory-bowel-diseases-ibd-drug-market-is-estimated-at-6-7bn-in-2017-and-7-6bn-in-2023--300688523.html*** www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market**** www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/*****www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html        Expected main near-term value drivers:

     19  Example Results:   Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome

     20  MetaYield Products:Stable enhancement of total plant compounds:Increased compounds per plantIncreased compounds per areaTotal Cannabis market size expected by 2024 – $42.7B* Precise Products:Stable enhancement of specific active compounds for pain and inflammation Medical indication focusCompound profile focusMedical Cannabis market size expected by 2024 – $25.6B*  Mission:Commercialize precise & stable medical cannabis products for better therapeutic effects using computational biology.  2020Conduct pre-clinical studies to support the development of Canonic’s medical cannabis products.Demonstrate yield improvement in cannabis lines under development.Engagement with commercial partners for cultivation and production.2021Pre-commercial activity with first cannabis variety towards commercialization in 2022.Demonstrate clinical effects of Canonic varieties based on dedicated research with a medical institution.  Product Pipeline:  | Medical Cannabis  *Source: Arcview Market research/BDS Analytics 2020  Expected main near-term value drivers:

     21  Example Results:   Medical Cannabis aiming at high THC, high yield, big inflorescence and dense trichomes  MetaYield products under development – increased compounds per area, addressing the T20/C4 (THC 16%-24% and CBD 0%-7%) market segment, which currently consists of 70% of the Israeli medical cannabis market  | Medical Cannabis

     22  Herbicides:Novel MoA (Mode-of-Action) selective/non-selective herbicidesRelevant target crops – Cereals, Rice, Corn, Soybean, Cotton, Canola, Sugar beet, Other TBDAddressable market size expected by 2022*: $34BLead stage Insecticides:Novel SoA (Site-of-Action)Addressable market size expected by 2022*: $17BHit-to-Lead stage  Mission:Design of next-generation effective, sustainable and safer crop protection products by leveraging computational biology and chemistry.  2020Sign collaboration based on pre-Lead candidates from herbicide program.Reach a ‘Lead’ in herbicide program.2021Reach a POC for a herbicide tolerance gene trait, for a ‘Lead’ herbicide in development. Licensing agreement of ‘Lead’ herbicide candidate.  Product Pipeline:  | Ag-Chemicals  *https://www.prnewswire.com/news-releases/global-3410-billion-herbicide-market-2022---research-and-markets-300458389.html  Expected main near-term value drivers:

     23  Example Results:   Field test of APH1 against a panel of grass and broadleaf weeds – untreated control vs APH1  Leading novel MoA herbicide candidate – displaying efficacy in eradicating multiple important weed species in field tests  | Ag-Chemicals  (weed)

     24  | Ag-Biologicals  Bio-stimulants (live microbials for yield improvement):Spring wheat – seed treatment/soil application – development stage 2Corn – seed treatment – pre-development stageAddressable market size*: corn –120M ACRES, spring wheat – 25M ACRESBio-pesticides (live microbials for pest protection):Mildew, fruit rot for fruit and vegetables (initial focus on grapes) – foliar application – development stage 1Seedling disease for corn, soy – seed treatment for disease protection– pre-development stageBio-insecticides – 1st focus corn (seed treatment), soy (foliar) – application for insect protection – pre-development stageAddressable market size*: mildew, fruit rot – $550M, seedling diseases – $500M, bio-insecticides – $1.5B.  Mission:Improve food quality, sustainability and agricultural productivity through the introduction of microbiome based ag-biological products using computational biology.  2020Advance phase in bio-pesticide. File for registration of a wheat bio-stimulant product and advance phase.2021Receive regulatory approval for a wheat bio-stimulant product. Advance a wheat bio-stimulant to pre-commercial activities with early-adopter farmers.  Product Pipeline:  *Company estimation  Expected main near-term value drivers:

   25  | Ag-Biologicals  Example of treatment with LAV312 against Botrytis Cinerea in vines – untreated control vs treated vines  Lavie Bio’s wheat field in the USA during harvest

 Subsidiaries - expected main near-term value drivers(as presented at the beginning of 2020)    2020    2021    2022    Extend pre-clinical study in immuno-oncology program  Initiate first GMP production of drug candidates in immuno-oncology program  Extend pre-clinical study in Inflammatory Bowel Disease (IBD) program  Proof of concept, first in man study, in the immuno-oncology program      Engagement with commercial partners for cultivation and production  Demonstrate yield improvementin cannabis lines under development  Pre-commercialactivity towardscommercialization in 2022  Demonstrate clinical effects of a developed line, based on dedicated research with a medical institution      Sign collaboration based on pre-Lead candidates from herbicide program  Reach a ‘Lead’ in herbicide program  Reach a POC for a herbicide tolerance gene trait, for a ‘Lead’ herbicide in development   Licensing agreementof ‘Lead’ herbicide candidate      Advance phase inbio-pesticide  File for regulatory approval for a wheat bio-stimulant product & advance phase  Receive regulatory approval for a wheat bio-stimulant product   Advance a wheat bio-stimulant product to pre-commercial activities with early-adopter farmers    26  Collaboration  Regulation  Pipeline  Product Launch  *  * Additional milestone on slide 20

 Agenda  IntroductionFields of activitySummary  27  Annex I - TechnologyAnnex II - Financial Fundamentals

 28  Summary  Our mission-Improvement of life-science product development utilizing cutting edge computational biology technologies  CPB platform - a unique technology platform stemming from the incorporation of deep scientific understandings of biology together with big-data and artificial intelligence technologies  Evogene’s three unique engines target to improve the development of products based on the following core components:MicroBoost AI – for products based on microbesChemPass AI – for products based on small moleculesGeneRator AI – for products based on genetic elements  Four main market-oriented subsidiaries, each with a clear milestone roadmap: Biomica – human-microbiome based therapeuticsCanonic – medical cannabisAgPlenus – ag-chemicalsLavie Bio – ag-biologicals  Dual based business model – utilizing Evogene’s solutions for:Product development through collaborationsProduct development through subsidiaries  Significant catalysts expected in the next 12 months towards 2022 product commercialization & strategic collaborations  Key shareholder since September, 2020 ARK Investment Management LLC holding ~13%*  *Based on a schedule 13G filed by Ark with the SEC on October 9, 2020

 THANK You!

 Annex I:Technology  30

               31    Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Candidate Selection    ProductDefinition              Discovery  Development  The challenge in creatinglife-science based products

               32    Candidate Selection    ProductDefinition          Common practiceDiscovery – selection of product candidates mainly addressing efficacy   The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

               33    Candidate Selection  ProductDefinition            Low probability of successLong time to marketHigh development costs      Development – inefficient optimization & difficulty in addressing a single challenge without impairing others  The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Common practiceDiscovery – selection of product candidates mainly addressing efficacy

 Evogene’s AI-based solution:Discovery  34    Candidate Selection  ProductDefinition          A multi-attribute computational selection of product candidates, addressing relevant challenges using dedicated training data sets and AI.                  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 Evogene’s AI-based solution:Development  35    Candidate Selection  ProductDefinition          A multi-attribute computational analysis, addressing a specific development challenge of the selected candidate, without impairing its ability to address other product attributes.                Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 36  Evogene’s AI engines provide tailor-made solutions   Development Computational driven solution for guiding and assessing the optimization process of the selected core component, without impairing other key product attributes.   DiscoveryComputational prediction of candidates, to serve as the product’s core-component, addressing multiple key product attributes.

 Annex II:Financial Fundamentals  37

 Key Financials:Balance Sheet  Key Points:Consolidated cash position: ~$43.5 million as of 30.09.2020No bank debtEstimated net cash usage for 2020 (without Lavie Bio):$13-$15 millionListed on TASE (2007) and NASDAQ (2013)  38  Thousands of US $  30.09.2020  31.12.2019  Current Assets  45,392  49,027  Long-Term Assets  20,593  22,337  Total Assets  65,985  71,364  Current Liabilities  4,639  5,746  Long-Term Liabilities  5,276  5,401  Equity attributable to equity holders of the Company  44,930   50,144  Non-controlling interest   11,140  10,073  Total Liabilities & Shareholders Equity  65,985  71,364    38